July 20, 2007
Mr. Jeffrey Reidler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:	First Trinity Financial Corporation Amended Form 10-SB filed June 21, 2007 File No. 0-52613
Dear Mr. Riedler:
     We are responding to your comments relating to our Amended Form 10-SB filing that you addressed in your letter dated July 3, 2007.
FORM 10SB

1.	Comment

We note your response to comment 3 and reissue the comment in part. Please expand the discussion to indicate Mr. Smith’s employment with IHLIC.

Response

Mr. Smith has informed us that his title at IHLIC is Vice President of Corporate Development. This information has been added to the Form 10-SB at page 3 at the end of the second paragraph under “Trinity Life Insurance Company.”
Trinity Life Insurance Company, page 3

2.	Comment

Please disclose the annual minimum payment to IHLIC.

Response

The annual minimum fees for years one through five are $120,000, $132,500, $145,000, $155,000 and $165,000. This disclosure has been added to the Form 10-SB at page 3 at the end of the second paragraph under “Trinity Life Insurance Company.”

3.	Comment

Please define the terms reinsurance and retention.

Response

We have changed the term “retention” to “risk” to more clearly express the meaning of this sentence. For clarity, we have expanded our discussion of “Reinsurance” at page 4 and directed the reader to that section.

4.	Comment

You state you do not receive any commissions or fees from the sale of your products. Is this because you have no product sales to date? Please advise or revise. We may have additional comments

Response

Product sales do not generate commissions for TLIC. TLIC is an insurance company and not an insurance agency. TLIC sold insurance products during 2007 as reported in paragraph six under Trinity Life Insurance Company. The products that TLIC sold do not have any commissions or fees paid to TLIC. TLIC pays commissions to insurance agents when they sell TLIC products.

5.	Comment

We note your response to comment 5 and reissue the comment. How does the level of capital and surplus affect your business? What level of business can you sell with your planned capital and surplus of $5 million?

Response

We have substantially expanded the disclosures in the last two paragraphs under the caption “Trinity Life Insurance Company” to address this comment. We have endeavored to address the various factors that influence capital and surplus while explaining that it is difficult to reasonably predict future outcomes in dollars at this early stage of TLIC’s business.

6.	Comment

Please explain what you mean by the statement that your “product is designed to be profitable when it meets its assumptions in the product design.” We may have additional comments.

Response

We have added disclosures to address this comment in the third-from-the-last paragraph under “Trinity Life Insurance Company.” The paragraph begins “TLIC’s product is designed...” We believe that this change coupled with the new paragraph that follows (and is now the last paragraph under “Trinity Life Insurance Company”) adequately discloses these facts.

7.	Comment

We note your response to comment 8 and reissue the comment. Since you will not receive any commissions and the annuity rider does not contain any fees or load, please explain how you will be compensated. If you do not anticipate that the sale of your current product will be profitable to you, please clearly state this fact.

Response

We have revised the second paragraph under “Products of TLIC” to address this comment.

8.	Comment

Employees

Please expand the discussion to indicate the number of independent contractor agents who are licensed with TLIC as of the most recent date practicable.

Response

There were 27 independent contractor agents licensed with the company on June 1, 2007. This disclosure has been added to the Form 10-SB.

Financial Statements
Net Loss Per Common share, page 29

9.	Comment

Please revise your disclosure on page 29 to include the information provided in your response to comment 35 to explain why the number of shares used in computing loss per share is greater than total shares outstanding. Disclose the date you assumed the shares were issued for purposes of computing loss per share.

Response

This disclosure has been revised.

10.	Comment
Loans from Premium Financing, page 29

Please tell us and state here what factors were considered in determining that there were no loan losses as of March 31, 2007, as disclosed on page 33

Response

The factors are as follows:

The Company finances amounts up to seventy five percent of the premium on casualty insurance policies after a twenty five percent or greater down payment is made by the policy owner. The premiums financed are collateralized by the amount of the unearned premium of the insurance policy. Policies that become delinquent are submitted for cancellation and recovery of the unearned premium up to the amount of the loan balance, twenty five days after a payment becomes delinquent. Factors considered in determining loan losses are (1) the amount of loans with past due payments, (2) the value of the collateral associated with each delinquent loan and (3) the probability of receiving the unearned premium from the insurance company and insurance agent. Receivables from premium financing are carried net of unearned interest and any estimated loan losses.

The Form 10-SB has been amended accordingly.
     If you have additional comments based on what has been addressed or changed, please let us know. We also note that the two reinsurance agreements mentioned in your comment 3 and in the section Reinsurance at page 4 have been filed as Exhibits 10.3 and 10.4.

Sincerely, John R. Perkins

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